SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

VistaPrint Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G93762 20 4 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93762 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert S. Keane
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 110,000
6. Shared Voting Power —
7. Sole Dispositive Power 110,000
8. Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.3%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 11 pages

CUSIP No. G93762 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert & Heather Keane Nevis Trust - IRS ID No. 98-0459802
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevis

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,813,075
6. Shared Voting Power —
7. Sole Dispositive Power 1,813,075
8. Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,813,075
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 11 pages

CUSIP No. G93762 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert Keane 2003 Irrevocable Trust - IRS ID No. 42-6646812
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 600,000
6. Shared Voting Power —
7. Sole Dispositive Power 600,000
8. Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5%
12.	Type of Reporting Person (See Instructions) OO

Page 4 of 11 pages

CUSIP No. G93762 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Heather K.L. McEvoy Keane 2003 Irrevocable Trust - IRS ID No. 42-6646789
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 600,000
6. Shared Voting Power —
7. Sole Dispositive Power 600,000
8. Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5%
12.	Type of Reporting Person (See Instructions) OO

Page 5 of 11 pages

CUSIP No. G93762 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Keane Family Irrevocable Trust - IRS ID No. 04-6948917
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 54,900
6. Shared Voting Power —
7. Sole Dispositive Power 54,900
8. Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) OO

Page 6 of 11 pages

CUSIP No. G93762 20 4

Item 1(a)	Name of Issuer: VistaPrint Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices: Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda

Item 2(a)

Name of Person Filing:

The reporting persons are:

(1) Robert S. Keane (“Mr. Keane”)

(2) The Robert & Heather Keane Nevis Trust (“Nevis Trust”)

(3) the Robert Keane 2003 Irrevocable Trust (“RK Trust”)

(4) the Heather K.L. McEvoy Keane 2003 Irrevocable Trust (“HK Trust”); and

(5) the Keane Family Irrevocable Trust (“Family Trust”).

Item 2(b)

Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

Robert S. Keane

c/o VistaPrint USA, Incorporated

100 Hayden Ave.

Lexington, MA 02421

Robert & Heather Keane Nevis Trust

Caribbean Trust Company (Nevis) Limited

Hunkins Plaza

Main Street

Charlestown Nevis

Robert Keane 2003 Irrevocable Trust

4 Mystic Bank

Arlington, MA 02474

Heather K.L. McEvoy Keane 2003 Irrevocable Trust

4 Mystic Bank

Arlington, MA 02474

Keane Family Irrevocable Trust

4 Mystic Bank

Arlington, MA 02474

Page 7 of 11 pages

CUSIP No. G93762 20 4

Item 2(c)

Citizenship:

Mr. Keane is a citizen of the United States.

The Nevis Trust is a trust established under the laws of Nevis.

Each of the RK Trust, the HK Trust and the Family Trust is a trust established under the laws of Massachusetts.

Item 2(d)	Title of Class of Securities: Common Shares, $.001 par value per share

Item 2(e)	CUSIP Number: G93762 20 4

Item 3	Description of Person Filing: Not applicable.

Item 4	Ownership:

(a)

Amount Beneficially Owned:

Mr. Keane may be deemed to beneficially own 110,000 common shares subject to outstanding options exercisable within 60 says of December 31, 2005.

Each of the Nevis Trust, the RK Trust, the HK Trust and the Family Trust are trusts established for the direct or indirect benefit of Mr. Keane and/or members of his immediate family. Mr. Keane, his spouse and their child disclaim beneficial ownership of common shares held by the Nevis Trust, RK Trust, HK Trust or Family Trust. Mr. Keane does not possess voting, investment or dispositive power with respect to such shares.

The Nevis Trust is the holder of 1,813,075 common shares and may be deemed to beneficially own the 1,813,075 common shares held of record by the Caribbean Trust Company (Nevis) Limited as trustee for the Nevis Trust.

The RK Trust is the record holder of 600,000 common shares and may be deemed to beneficially own the 600,000 common shares held of record by it.

The HK Trust is the record holder of 600,000 common shares and may be deemed to beneficially own the 600,000 common shares held of record by it.

The Family Trust is the record holder of 54,900 common shares and may be deemed to beneficially own the 54,900 common shares held of record by it.

Page 8 of 11 pages

CUSIP No. G93762 20 4

(b) Percent of Class: Mr. Keane: 0.3% Nevis Trust: 4.5% RK Trust: 1.5% HK Trust: 1.5% Family Trust: 0.1%

(c)

Number of Shares as to which the Person has:

(i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

The Caribbean Trust Company (Nevis) Limited, as trustee of the Nevis Trust, may be deemed to have sole power to vote and dispose of 1,813,075 common shares held of record by the Caribbean Trust Company (Nevis) Limited as trustee for the Nevis Trust.

Patricia Dowden, as trustee of the RK Trust, may be deemed to have sole power to vote and dispose of 600,000 common shares held of record by the RK Trust.

Sean McEvoy, as trustee of the HK Trust, may be deemed to have sole power to vote and dispose of 600,000 common shares held of record by the HK Trust.

Patricia Dowden, as trustee of the Family Trust, may be deemed to have sole power to vote and dispose of 54,900 common shares held of record by the Family Trust.

Mr. Keane may be deemed to have sole power to vote and dispose of 110,000 common shares subject to outstanding options exercisable within 60 days of December 31, 2005.

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10	Certification: Not applicable.

Page 9 of 11 pages

CUSIP No. G93762 20 4

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 10, 2006.

/s/ Robert S. Keane
Robert S. Keane

Robert & Heather Keane Nevis Trust

By:	/s/ Andrew Titley
Andrew Titley for the First Trustee:
Caribbean Trust Company (Nevis) Limited

Robert S. Keane 2003 Irrevocable Trust

By:	/s/ Patricia Dowden
Patricia Dowden, Trustee

Heather K.L. McEvoy Keane 2003 Irrevocable Trust

By:	/s/ Sean McEvoy
Sean McEvoy, Trustee

Keane Family Irrevocable Trust

By:	/s/ Patricia Dowden
Patricia Dowden, Trustee

Page 10 of 11 pages

CUSIP No. G93762 20 4

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the common shares of VistaPrint Limited.

EXECUTED as a sealed instrument this 10th day of February, 2006.

/s/ Robert S. Keane
Robert S. Keane

Robert & Heather Keane Nevis Trust

By:	/s/ Andrew Titley
Andrew Titley for the First Trustee:
Caribbean Trust Company (Nevis) Limited

Robert S. Keane 2003 Irrevocable Trust

By:	/s/ Patricia Dowden
Patricia Dowden, Trustee

Heather K.L. McEvoy Keane 2003 Irrevocable Trust

By:	/s/ Sean McEvoy
Sean McEvoy, Trustee

Keane Family Irrevocable Trust

By:	/s/ Patricia Dowden
Patricia Dowden, Trustee

Page 11 of 11 pages